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                             March 7, 2022

       James McArthur, Ph.D.
       President and Chief Executive Officer
       PepGen Inc.
       245 Main Street
       Cambridge, MA 02142

                                                        Re: PepGen Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted February
11, 2022
                                                            CIK No. 0001835597

       Dear Dr. McArthur:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted February 11, 2022

       PGN-EDO51, page 3

   1. We note your response to prior comment 5 and that you "observed the most potent exon
                                                        51 skipping based on a
cross trial comparison with publicly-available data...." If you have not conducted
head-to-head trials, please revise your disclosure to clearly state this fact and disclose why you
believe these comparisons are appropriate. If you provide
                                                        disclosure regarding
results from other trials, expand your disclosure to provide the other information regarding
these trials that would help an investor make a meaningful
                                                        comparison and
understand the supporting trials and any limitations and qualifications associated with such
trials (e.g., number of patients and whether any patients dropped out of the trial or were
otherwise excluded and the reasons, patient population, dosage, how
 James McArthur, Ph.D.
PepGen Inc.
March 7, 2022
Page 2
       the baseline was measured in each study, the phase of the trial, serious adverse events, etc.). Please also remove your reference to "potent" and discuss the data, rather than drawing conclusions from the results.
Preclinical tolerability data: Generally well-tolerated at clinically-relevant dose levels, page 141

2. We note your response to our prior comment 15, which we reissue. Please revise to discuss the significance of the magnesium levels and indications of hypomagnesemia observed for your PGN-EDO51 product candidate.
       You may contact Tara Harkins at 202-551-3639 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                              Sincerely,
FirstName LastNameJames McArthur, Ph.D.
                                                              Division of
Corporation Finance
Comapany NamePepGen Inc.
                                                              Office of Life
Sciences
March 7, 2022 Page 2
cc:       James Xu, Esq.
FirstName LastName